SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 02-97869-D

NOTIFICATION OF LATE FILING

(Check One):	X Form 10-KSB	Form 11-K	Form 20-F	Form 10-Q	Form N-SAR

For Period Ended: March 31, 2002
Transition Report on Form 10-K	Transition Report on Form 1-Q
Transition Report on Form 20-F	Transition Report on Form N-SAR
Transition Report on Form 11-K
For the Transition Period Ended: _______________________________________________________________

     Read attached instructions sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant Mobilepro Corp.
Former name if applicable
     Craftclick.com, Inc.
Address of principal executive office (Street and number)
     3204 Tower Oaks Blvd., Suite 350
City, state and zip code: Rockville, MD 20852

PART II
RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

X	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X	(b)	The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
X	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

     See attached letter from Bagell, Josephs & Company, L.L.C. which details the reasons why the Form 10-KSB could not be filed by June 30, 2002.

PART IV
OTHER INFORMATION

     (1)  Name and telephone number of person to contact in regard to this notification

Arne Dunhem	(301)	230-9125

(Name)	(Area Code)	(Telephone Number)

     (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

  X   Yes       No

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

      Yes   X   No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Mobilepro Corp.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	June 28, 2002	By /s/ Arne Dunhem Arne Dunhem Chief Executive Officer and Chairman of the Board

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see18 U.S.C. 1001).

GENERAL INSTRUCTIONS

     1.     This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2.     One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3.     A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4.     Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5.     Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) or Regulation S-T.

BAGELL, JOSEPHS & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

HIGH RIDGE COMMONS SUITES 400-403 200 HADDONFIELD BERLIN ROAD GIBBSBORO, NEW JERSEY 08026 (856) 346-2828 FAX (856) 346-2882	TRENTON OFFICE 1230 PARKWAY AVENUE SUITE 301 TRENTON, NEW JERSEY 08628 (609) 883-1881 FAX (609) 771-0623

June 28, 2002

Mobilepro Corp.
3204 Tower Oaks Blvd., Suite 350
Rockville, MD 20852

This letter is furnished in connection with your filing with the Securities and Exchange Commission of Form 12b-25, “Notification of Late Filing,” with respect to your annual report on Form 10-KSB for the year ended March 31, 2002.

We have been unable to complete our report on the financial statements of Mobilepro Corp. for the year ended March 31, 2002 and will not have sufficient time by June 30, 2002 to complete our review and render the required opinion without unreasonable effort and expense.

/s/ BAGELL, JOSEPHS & COMPANY, L.L.C.
Bagell, Josephs & Company, L.L.C.

MEMBER OF:	AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW JERSEY SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS